Tastemaker Acquisition Corp.

650 Fifth Avenue, 10th Floor

New York, NY 10019

January 6, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3030

Washington, D.C. 20549

Attention: Todd Schiffman

Re:	Tastemaker Acquisition Corp.
Registration Statement on Form S-1
Filed October 2, 2020, as amended
File No. 333-249278

Dear Mr. Schiffman

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Tastemaker Acquisition Corp. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. EST on January 7, 2021, or as soon as thereafter practicable.

Very truly yours,

/s/ Christopher Bradley
Christopher Bradley
Chief Financial Officer